Exhibit 99.1

Wheaton Precious Metals Announces a 20% Increase in the Fourth Quarterly Dividend of 2020

DIVIDEND DECLARATION

TSX: WPM
NYSE: WPM
LSE: WPM

VANCOUVER, BC, Nov. 9, 2020 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its Board of Directors has declared its fourth quarterly cash dividend payment for 2020 of US$0.12 per common share, a 20% increase relative to the prior period dividend.

Fourth Quarterly Dividend
The fourth quarterly cash dividend for 2020 of gross US$0.12 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on November 25, 2020 and will be distributed on or about December 10, 2020 with an ex-dividend trading date anticipated to be November 23, 2020.

Under the Company's dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020 representing an 11% increase relative to 2019. Under this policy, the forecast annualized dividend for 2020 would represent an increase of more than 90% over a five-year period.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan
The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this fourth quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 1% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms, including direct deposit, are available for download on the Company's website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the 'investors' section, under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment, where available. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the availability of and implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to future dividends. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, , Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission on EDGAR and Wheaton's Management's Discussion and Analysis for the three months ended March 31, 2020 and nine months ended September 30, 2020, both available on SEDAR at www.sedar.com and Form 6-Ks filed May 7, 2020 and November 9, 2020, both available on EDGAR.. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that there will be no material adverse change in the market price of commodities, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements and that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010).

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/09/c1344.html

%CIK: 0001323404

For further information: Patrick Drouin or Emma Murray, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:43e 09-NOV-20